UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 7)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

023111206
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,147,168*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,147,168*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,168*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.0%*

14.	Type of Reporting Person (See Instructions): PN

* As of the date of filing of this Amendment No. 7 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 10,147,168 of the ordinary shares, 50 pence par value per share (“Ordinary Shares”) (which includes American Depository Shares, or ADSs, each representing one Ordinary Share), of Amarin Corporation plc (the “Issuer”).  The number of Ordinary Shares reported above also includes an aggregate of (i) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and (ii) 8,500,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 7.0% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 333-176897), filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2012.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,485,197*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,485,197*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,485,197*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 3.2%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Filing Date, Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“AGE”) may be deemed to beneficially own an aggregate of 4,485,197 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above also includes an aggregate of (i) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and (ii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 3.2% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 333-176897), filed with the SEC on February 29, 2012.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,485,198*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,485,198*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,485,198*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 3.2%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Filing Date, Abingworth Bioventures V L.P. (“ABV V”) may be deemed to beneficially own an aggregate of 4,485,198 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above also includes an aggregate of (i) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and (ii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 3.2% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 333-176897), filed with the SEC on February 29, 2012.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,176,773*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,176,773*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,176,773*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.9%*

14.	Type of Reporting Person (See Instructions): CO

* As of the Filing Date, Abingworth Bioequities Master Fund Limited (“ABE”) may be deemed to beneficially own an aggregate of 1,176,773 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above also includes an aggregate of 1,000,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.9% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 333-176897), filed with the SEC on February 29, 2012.

Explanatory Note

       This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons with the SEC on December 23, 2010, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons with the SEC on January 21, 2011, Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons with the SEC on March 16, 2011, Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons with the SEC on May 6, 2011, Amendment No. 5 to the Schedule 13D (“Amendment No. 5”) filed by the Reporting Persons with the SEC on October 20, 2011, and Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) filed by the Reporting Persons with the SEC on April 16, 2012 (such Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 Amendment No. 5 and Amendment No. 6, the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund was prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the ownership “blocker” provision) upon written notice to the Issuer; provided, further, that any such increase (or waiver) would not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.  On April 28, 2011, Abingworth notified the Issuer that it desired to waive the applicability of the blocker provision described above with respect to all of the Warrants held by each of the Abingworth Funds, as permitted under the Warrants.  The waiver became effective 61 days from the date of such notice, and, thus, all of the Warrants became exercisable beginning on June 28, 2011.

       The Securities Purchase Agreement contains a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal shall terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.

       In accordance with the terms of the Securities Purchase Agreement, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the Warrants issued in the Private Placement) and used its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC by the deadlines set forth in Securities Purchase Agreement.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the Warrants sold in the Private Placement).

       In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors (“Board”) for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Board so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Board so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group,” and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009, and (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Board, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).   The Options initially were scheduled to vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options would vest on each of the first, second, third and fourth anniversaries of the Grant Date.  However, in light of the Issuer’s announcement of favorable data from its MARINE trial for AMR101, the Board unanimously approved the acceleration of the vesting schedule relating to certain options (including the Options) granted by the Issuer, so that all of the vesting dates described above have been accelerated by a period of six months.

       Pursuant to an agreement, as amended, among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 24,000 of the Options (such 24,000 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 96,000 Options for the benefit of the Abingworth Funds (collectively, the “Abingworth Options”).  Of the Abingworth Options, (i) 48,000 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 48,000 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Since the Options vest on an annual basis, vested Options will be allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  For example, with respect to the 60,000 Options which already have vested, (x) 24,000 Options have been allocated to ABV V, (y) 24,000 Options have been allocated to AGE, and (z) 12,000 Options have been allocated to Mr. Anderson.

       Mr. Anderson also has been issued, to date, an aggregate of 11,683 Ordinary Shares in consideration of his services as a director of the Issuer.  Under an agreement entered into between Mr. Anderson and Abingworth on December 20, 2011, Mr. Anderson is deemed to hold all of these 11,683 Ordinary Shares on behalf of Abingworth for the benefit of the Abingworth Funds (specifically, 5,842 Ordinary Shares are held for the benefit of ABV V and 5,841 Ordinary Shares are held for the benefit of AGE).  Abingworth, on behalf of ABV V or AGE, as applicable, is entitled to direct the disposition of the these Ordinary Shares and to receive any proceeds received in connection with the sale or disposition of these Ordinary Shares.

       In addition, on December 10, 2010, the Abingworth Funds entered into pre-arranged stock trading plans (the “Initial Trading Plans” and each, an “Initial Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Initial Trading Plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Initial Trading Plans were to be made in the broker’s discretion.  Copies of the Initial Trading Plans have been filed as Exhibits 5, 6 and 7 to this Schedule 13D.  As a result of the Lock-Up Agreement entered into in connection with the Offering described below, the Reporting Persons amended each of the Initial Trading Plans to provide, among other things, for the suspension of each of the Initial Trading Plans during the Lock-Up Period, and that any trades under the Initial Trading Plans only could be effected during the period beginning on the first day following the expiration of the Lock-Up Period through and including December 10, 2011 (as so amended, the “Amended Trading Plans”).  Copies of the Amended Trading Plans have been filed as Exhibits 9, 10 and 11 to this Schedule 13D.  Abingworth subsequently terminated the Amended Trading Plans on February 25, 2011, and on March 9, 2011, ABV V, AGE and ABE each entered into a new pre-arranged stock trading plan (the “March 2011 Trading Plans” and each, a “March 2011 Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the Initial Trading Plans, each March 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the March 2011 Trading Plans were to be made in the broker’s discretion.  The March 2011 Trading Plans provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  Under the March 2011 Trading Plans, on April 18, 2011, ABV V sold an aggregate of 1,843,016 Ordinary Shares, AGE sold an aggregate of 1,843,016 Ordinary Shares, and ABE sold an aggregate of 493,142 Ordinary Shares.  The Abingworth Funds terminated the March 2011 Trading Plans as of April 18, 2011, following the trades described in the preceding sentence.  Copies of the March 2011 Trading Plans have been filed as Exhibits 12, 13 and 14 to this Schedule 13D.

       As mentioned above, on January 6, 2011, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc. and Leerink Swann LLC, acting as joint book-running managers and as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the underwriters agreed to purchase, and the Issuer agreed to sell, an aggregate of 12,000,000 ADSs at a price to the public of $7.60 per share ($7.296 per share, net of underwriting discounts and commissions) (the “Offering”).  Pursuant to the Underwriting Agreement, the Issuer also granted to the Underwriters a 30-day option to purchase up to an additional 1,800,000 ADSs to cover over-allotments, if any, at the same price, which the Underwriters exercised on January 6, 2011.  The Offering closed on January 11, 2011.  In connection with the Offering, the Abingworth Funds entered into a lock-up agreement (the “Lock-Up Agreement”) running in favor of the Underwriters with regard to future sales of the Issuer’s ADSs and Ordinary Shares and other securities exercisable or exchangeable for ADSs or Ordinary Shares for a period of 45 days after the date of the Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act (the “Prospectus Supplement”), pursuant to which the Offering was made.  The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which has been filed as Exhibit 8 to this Schedule 13D.

       On October 10, 2011, the Abingworth Funds entered into new pre-arranged stock trading plans (the “October 2011 Trading Plans” and each, an “October 2011 Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the previous pre-arranged trading plans described above, each October 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the October 2011 Trading Plans are to be made in the broker’s discretion.  The October 2011 Trading Plans provide for the sale, over a period of approximately one year, of up to (i) 3,000,000 Ordinary Shares held by ABV V, (ii) 3,000,000 Ordinary Shares held by AGE, and (iii) 900,000 Ordinary Shares held by ABE.  The October 2011 Trading Plans were initially scheduled to become effective on October 25, 2011.  However, on October 17, 2011, each of the October 2011 Trading Plans was subsequently amended to provide that each such plan became effective on December 5, 2011.  Copies of the October Trading Plans, as so amended, have been filed as Exhibits 15, 16 and 17 to this Schedule 13D.  No Ordinary Shares were sold under the October 2011 Trading Plans, and the Abingworth Funds terminated the October 2011 Trading Plans as of April 19, 2012.

       As described in Item 5(c) of this Schedule 13D, the Abingworth Funds sold an aggregate of 2,300,000 Ordinary Shares on April 3, 2012, and sold an aggregate of 4,008,341 Ordinary Shares during the period from April 17, 2012 through April 19, 2012.  The Abingworth Funds sold these Ordinary Shares for investment purposes.

Item 5.   Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       (a)           As of the date of filing of this Amendment (the “Filing Date”), ABV V may be deemed to beneficially own an aggregate of 4,485,198 Ordinary Shares, which number includes (i) 711,198 Ordinary Shares held by ABV V, (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and (iii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 3.2% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 333-176897), filed with the SEC on February 29, 2012 (the “2011 Form 10-K”).

       As of the Filing Date, AGE may be deemed to beneficially own an aggregate of 4,485,197 Ordinary Shares.  The number of Ordinary Shares reported above includes (i) 711,197 Ordinary Shares held by AGE, (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and (iii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 3.2% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in the 2011 Form 10-K.

       As of the Filing Date, ABE may be deemed to beneficially own an aggregate of 1,176,773 Ordinary Shares.  The number of Ordinary Shares reported above includes (i) 176,773 Ordinary Shares held by ABE and (ii) 1,000,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.9% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in the 2011 Form 10-K.

       Abingworth is not the owner of record of any Ordinary Shares or any Warrants or Options to purchase Ordinary Shares.  Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 10,147,168 Ordinary Shares, which includes Warrants held by the Abingworth Funds to purchase an aggregate of 8,500,000 Ordinary Shares and Options to purchase an aggregate of 48,000 Ordinary Shares that may be deemed to be held on behalf of certain Abingworth Funds, representing approximately 7.0% of the Ordinary Shares of the Issuer deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 136,059,695 Ordinary Shares (specifically, 135,745,861 ADSs and 313,834 Ordinary Shares) issued and outstanding as of February 23, 2012, as reported by the Issuer in the 2011 Form 10-K.

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 711,198 Ordinary Shares held by ABV V, the 3,750,000 Ordinary Shares issuable upon exercise of Warrants held by ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and the 24,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 711,197 Ordinary Shares held by AGE, the 3,750,000 Ordinary Shares issuable upon exercise of Warrants held by AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and the 24,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 176,773 Ordinary Shares held by ABE and the 1,000,000 Ordinary Shares issuable upon exercise of Warrants held by ABE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 1,599,168 Ordinary Shares held by the Abingworth Funds, the 8,500,000 Ordinary Shares issuable upon exercise of Warrants held by the Abingworth Funds which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and the 48,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which were exercisable as of the Filing Date or which will become exercisable within 60 days from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein.

       (c)           On April 3, 2012, the Abingworth Funds sold an aggregate of 2,300,000 Ordinary Shares, as follows: ABV V sold 1,000,000 Ordinary Shares, AGE sold 1,000,000 Ordinary Shares, and ABE sold 300,000 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $11.00 per share.

       On April 17, 2012, the Abingworth Funds sold an aggregate of 1,712,000 Ordinary Shares, as follows: ABV V sold 760,128 Ordinary Shares, AGE sold 760,128 Ordinary Shares, and ABE sold 191,744 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6111 per share.

       On April 18, 2012, the Abingworth Funds sold an aggregate of 1,614,341 Ordinary Shares, as follows: ABV V sold 716,767 Ordinary Shares, AGE sold 716,767 Ordinary Shares, and ABE sold 180,807 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6049 per share.

       On April 19, 2012, the Abingworth Funds sold an aggregate of 682,000 Ordinary Shares, as follows: ABV V sold 302,808 Ordinary Shares, AGE sold 302,808 Ordinary Shares, and ABE sold 76,384 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6574 per share.

       Other than as described herein, during the past sixty (60) days on or prior to April 17, 2012, the date of the event which requires filing of this Amendment (such date, the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement.  In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

       As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreement in connection with the Offering.  A copy of the Lock-Up Agreement is filed as Exhibit 8 to this Schedule 13D.  As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the March 2011 Trading Plans (copies of which have been filed as Exhibits 12, 13 and 14 to this Schedule 13D), each of which was terminated by Abingworth.  Also as described in Item 4 of this Schedule 13D, the Abingworth Funds entered into new pre-arranged trading plans, the October Trading Plans, in October, 2011 (copies of which have been filed as Exhibits 15, 16 and 17 to this Schedule 13D), each of which was terminated by Abingworth.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2012

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).